David M. Vander Haar
DVanderhaar@faegre.com
(612) 766-8705

April 4, 2007

By Edgar and Overnight Mail

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Pamela A. Long
Assistant Director

Re:	Advanced BioEnergy, LLC
Registration Statement on Form S-4
File No. 333-139990
Filed January 16, 2007

Ladies and Gentlemen:

On behalf of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Company”), for which we are serving as counsel, we are pleased to submit this response to the comments of the Staff, as set forth in Ms. Long’s letter dated February 15, 2007 to Revis L. Stephenson III, Chairman and Chief Executive Officer of the Company, on the registration statement referenced above (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”).  This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which was filed by the Company on the date hereof with the Commission.  This letter also serves to file via electronic transmission a copy of Amendment No. 1 pursuant to Rule 101(a)(2)(i) of Regulation S-T.  This letter contains the responses to the Staff’s comments.  Please note that, in addition to responding to the Staff’s comments, Amendment No. 1 includes certain other changes.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.

General

1.              Please revise throughout your document to respond to comments issued regarding your registration statement on Form SB-2, file number 333-137299, initially filed September 13, 2006.

The Prospectus has been revised throughout to respond to comments issued regarding the Company’s registration statement on Form SB-2, file number 333-137299, initially filed on September 13, 2006.

Cover Page

2.              Please revise to limit the cover page to the information called for by Item 501 of Regulation S-K and information relevant to the transaction in which you are issuing securities to Heartland Producers, LLC.  In addition, please refrain from the use of acronyms on the cover page.

The Staff’s comments are noted and the cover page has been revised accordingly.

Summary Relating to the HP Transaction . . ., page 1
The Combination, page 2

3.              To facilitate investors’ understanding of the third step of the transaction, please consider revising this section to include a chart indicating ownership of HGF limited partnership interests giving effect to the first and second steps of the transaction.

The Prospectus has been revised to include a chart on page 4 giving effect to the first and second steps of the transaction.

4.              Please disclose the existence of your concurrent offering of LLC membership units, including their price, and disclose the percentage of your units that will be held by current members of HP following completion of these transactions.

The Staff’s comments are noted.  We have revised the Prospectus at page 4 to disclose the existence of the Company’s concurrent offering.

Proposal 1, The HP Transaction, page 33

5.              Please consider providing a chart listing the closing date, the number of units acquired, the percentage of outstanding units represented by the acquired units, and the consideration for each state of the transaction, as well as the aggregate number of units acquired and consideration paid.

The Prospectus has been revised at page 36 to provide a chart listing the suggested information.

6.              Please revise your discussion of each step of the transaction to include subheadings addressing each aspect of the transaction.  For example, please include subheadings in your disclosure of the First Step for your discussion of the escrow, financing, and contractual provisions of the agreement.

The Staff’s comments are noted and subheadings have been added at pages 36 through 39 of the Prospectus.

Material United States Federal Income Tax Consequences . . ., page 43

7.              Please replace the statement that the discussion under this heading presents “a summary of the material United States federal income tax consequences of the HP Transaction” with a statement confirming that the disclosure in the prospectus constitutes the opinion of counsel.  In addition, please revise throughout the section to clearly state that each material tax consequence discussed herein is the opinion of counsel.  If Faegre & Benson is opining on any tax consequence contained in this heading, revise to identify the counsel opining on each matter.  Please similarly revise to clearly state that each matter appearing under “Federal Income Tax Consequences of Owning ABE Units” on page 76 is the opinion of counsel.

The Staff’s comments are noted and language has been added throughout the section to clearly state that each material tax consequence discussed in the section is the opinion of Faegre & Benson or, in certain instances, Blackwell Sanders Peper Martin LLP, counsel to HP.

8.              Please delete the statement in the second paragraph under this heading that that discussion is “for general information only,” as this may imply that investors are not entitled to rely on the tax opinion contained in the prospectus.

The Prospectus has been revised to delete this statement.

The Purchase Agreement, page 46
Purchase Price, page 46

9.              We note your disclosure of the allocation of the cash consideration of the HP Transaction between the HGF limited partnership interests and the common stock of DF.  Please revise your disclosure throughout the registration statement to reflect the allocation of consideration between HGF and DF.  In addition, please revise your discussion of Step One to reflect the allocation of consideration paid, as well as interests acquired from, each party.

The Prospectus has been revised throughout to reflect the allocation of consideration between HGF and DF, as well as interests acquired from each party.

Exhibits
Exhibit 5.1, Opinion of Faegre & Benson LLP

10.       The legality opinion must opine on the laws of the state of organization.  Please provide us with the supplemental confirmation of your legal counsel that in limiting its opinion to the Delaware Limited Liability Company Act (LLC Act), counsel means all statutes, including the rules and regulations underlying those provisions, applicable judicial and regulatory determinations, and provisions of the Delaware Constitution that affect the interpretation of the LLC Act.

Please be advised that in limiting our opinion to the LLC Act, we mean all statutes, including the rules and regulations underlying those provisions, applicable judicial and regulatory determinations, and provisions of the Delaware Constitution that affect the interpretation of the LLC Act.

We appreciate the Staff’s prompt review of Amendment No. 1.  If we can facilitate the Staff’s review of Amendment No. 1, or if the Staff has any questions on any of the information set forth herein, please telephone Jonathan Zimmerman at (612) 766-8419, Peter Ekberg at (612) 766-8505 or the undersigned at (612) 766-8705.  Each of us may also be reached toll-free at (800) 328-4393.  Our fax number is (612) 766-1600.  Thank you again for your time and consideration.

Very truly yours,

/s/ David M. Vander Haar

David M. Vander Haar

cc:	Matt Franker, Staff Attorney (by overnight mail)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Revis L. Stephenson III (by e-mail; w/ encl.)